JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 16, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”), on behalf of the

JPMorgan U.S. Sustainable Leaders Fund (the “Fund”)

File No. 811-21295 and 333-103022

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on September 2, 2020 in connection with Post-Effective Amendment No. 620 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 621 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act on July 28, 2020 with respect to the Class R6 Shares of the Fund. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

Comment 1: In the footnote to the Year-by-Year Returns bar chart in the “Risk/Return Summary – The Fund’s Past Performance” section of the prospectus, please change the reference to the Fund’s share classes investing in “the same group of securities” to “the same portfolio of securities.”

Response: The requested change will be made.

Comment 2: Please disclose the required minimum investment amount in the “Investing with J.P. Morgan Funds – Minimum Account Balance” section of the prospectus.

Response: The required minimum investment amount is included in the chart in the “Investing with J.P. Morgan Funds – Choosing a Share Class” section of the prospectus along with a footnote referencing the “Minimum Account Balance” section for more information. Therefore, we respectfully disagree that the additional information is also required in the “Minimum Account Balance” section.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

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